File No.

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM U-1

           -------------------------------------------

                           DECLARATION
                              under
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                    National Fuel Gas Company
                      10 Lafayette Square
                      Buffalo, NY  14203

             (Name of company filing this statement
           and address of principal executive offices)

           -------------------------------------------

                    NATIONAL FUEL GAS COMPANY

            (Name of top registered holding company)

           -------------------------------------------

P.C. Ackerman                         A.M. Cellino
Senior Vice President                 Secretary
National Fuel Gas Company             National Fuel Gas Company
10 Lafayette Square                   365 Mineral Springs Road
Buffalo, NY  14203                    Buffalo, NY  14210

           (Names and addresses of agents for service)

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

Kyle G. Storie, Esq.                  Curtis W. Lee, Esq.
National Fuel Gas Company             National Fuel Gas Company
10 Lafayette Square                   10 Lafayette Square
Buffalo, NY 14203                     Buffalo, NY 14203

Item 1.  Description of Proposed Transaction.
         National Fuel Gas Company ("National"), is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Act").
         The Board of Directors of National expects to consider and may adopt on December 13, 1996, the 1997 Award and Option Plan (hereinafter the "Plan"). The Plan shall become effective as of its adoption, subject to its approval by the Company's stockholders at the 1997 Annual Meeting of Stockholders and subject to the approval by the Commission of this declaration. No Awards shall be exercisable or payable before these approvals have been obtained and all Awards made prior to said approvals are contingent upon said approvals.
         The Plan provides for administration by the Compensation Committee of the Board or another committee designated by the Board (the "Committee"). No member of the Committee is eligible to be selected to participate in the Plan. Among the powers granted to the Committee are the authority to interpret the Plan, establish rules and regulations for its administration, select key employees of the Company and its subsidiaries to receive awards, determine the form and amount and other terms and conditions of an award, grant waivers of Plan terms and conditions, accelerate the vesting, exercise or payment of an award and take all action it deems necessary for the proper administration of the Plan. The Plan authorizes the Committee to delegate its authority and duties under the Plan, in certain circumstances to the Chief Executive Officer and other senior officers of the Company.
         All key employees of the Company or any of its 80-percent-or-more owned subsidiaries are eligible to be selected to participate in the Plan. The selection of Participants from among key employees is within the discretion of the Committee.
         The Board may suspend or terminate the Plan at any time, and may also amend the Plan at any time provided however, that any such amendment may be subject to shareholder approval (i) at the discretion of the Board and (ii) to the extent that shareholder approval may be required by law, including, but not limited to, the requirements of Rule 16b-3 under the Exchange Act, or any successor rule or regulation.
         The Plan authorizes the Committee to grant awards during the period from December 13, 1996 through December 12, 2006. 1,800,000 shares of Common Stock of the Company are available for grant under the Plan. Awards covering no more than 300,000 shares of Common Stock of the Company may be granted to any Participant in any fiscal year (subject to equitable adjustment in the event of certain corporate actions such as stock splits). Shares to which independent or combination SARs relate shall not count against the 1,800,000 share limit. Shares of Common Stock related to awards which terminate by expiration, forfeiture, cancellation or otherwise without the issuance of shares, or are settled in cash in lieu of Common Stock, will again be available for grant under the Plan. Similarly, shares of Common Stock used by a participant with the Committee's consent to pay in full or in part the purchase price of shares of Common Stock upon exercise of a stock option will again be available for grant under the Plan.
         The Plan provides for the grant of any or all of the following types of awards: (1) stock options, including incentive stock options; (2) stock appreciation rights (SARs), which may be granted singly, in combination with related stock options or in the alternative; (3) Common Stock of the Company, including restricted common stock; (4) common stock units; (5) performance shares; (6) performance units; and (7) any other award established by the Committee which is consistent with the Plan's purpose. Such awards may be granted singly, in combination, or in the alternative as determined by the Committee.
         Under the Plan, the Committee may grant awards in the form of options to purchase shares of the Company's Common Stock. The Committee will, with regard to each stock option, determine the number of shares subject to the option, the manner and time of the option's exercise, and the exercise price per share of stock subject to the option. In no event, however, may the exercise price of a stock option be less than the fair market value of the Company's
Common Stock on the date of the stock option's grant. Unless the award notice provides a shorter period, each incentive stock option shall expire on the tenth anniversary of its date of grant. Unless the award notice provides otherwise, each non-qualified stock option expires on the day after the tenth anniversary of its date of grant and incentive stock options and non-qualified stock options granted in combination may be exercised separately.
        Unless the award notice provides otherwise, any incentive stock option which has not theretofore expired, shall terminate upon termination of the Participant's employment with the Company whether by death or otherwise, and no shares of Common Stock may thereafter be purchased pursuant to such incentive stock option, except that upon termination of employment (other than by death), a Participant may, within three months after the date of termination of employment, purchase all or part of any shares of Common Stock which the Participant was entitled to purchase under such incentive stock option on the date of termination of employment. Also, upon the death of any Participant while employed with the Company or within the three month period, the Participant's estate or the person to whom the Participant's rights under the incentive stock option are transferred by will or the laws of descent and distribution may, within one year after the date of the Participant's death, purchase all or part of any shares of Common Stock which the Participant was entitled to purchase under such incentive stock option on the date of death.
         Notwithstanding the above, the Committee may at any time within the three-month period after the date of termination of a Participant's employment, with the consent of the Participant, the Participant's estate or the person to whom the Participant's rights under the incentive stock options are transferred by will or the laws of descent and distribution, extend the period for exercise of the Participant's incentive stock options to any date not later than the date on which such incentive stock options would have otherwise expired absent such termination of employment. In no event shall an incentive stock option be exercisable after the expiration of the exercise period therein provided, nor later than ten years after the date of grant.
         Unless the award notice provides otherwise, any non-qualified stock option which has not theretofore expired shall terminate upon termination of the Participant's employment with the Company, and no shares of Common Stock may thereafter be purchased pursuant to such non-qualified stock option, except that upon termination of employment for any reason other than death, discharge by the Company for cause, or voluntary resignation of the Participant prior to age 60, a Participant may, within five years after the date of termination of employment, or any such greater period of time as the Committee, in its sole discretion, deems appropriate, exercise all or part of the non-qualified stock option which the Participant was entitled to exercise on the date of termination of employment or subsequently becomes eligible to exercise as described below with respect to death and voluntary resignation after age 60. Notwithstanding the foregoing, if the Committee determines that a Participant is employed by an employer or engaged in a business that competes with the business of the
Company, the Participant shall thereafter lose his rights to exercise any non-qualified stock options.
         Upon the death of a Participant while employed with the Company or within the period referred to below, the Participant's estate or the person to whom the Participant's rights under the non-qualified stock option are transferred by will or the laws of descent and distribution may, within five years after the date of the Participant's death while employed, or within the period referred to below, exercise all or part of the non-qualified stock option which the Participant was entitled to exercise on the date of death.
         Unless the award notice provides otherwise, each non-qualified option shall first become exercisable on the first anniversary of its date of grant, or, if earlier (A) on the date of the Participant's death occurring after the date of grant, (B) six months after the date of grant, if the Participant has voluntarily resigned on or after his 60th birthday, after the date of grant, and before such six months, or (C) on the date of the Participant's voluntary resignation on or after his 60th birthday and at least six months after the date of grant.
         Any stock option granted in the form of an incentive stock option will satisfy the applicable requirements of Section 422 of the Internal Revenue Code of 1986, as amended.
         Upon exercise, the option price may, at the discretion of the Committee, be paid by a Participant in cash, shares of Common Stock, shares of restricted common stock, a combination thereof, or such other consideration as the Committee may deem appropriate. An award may provide that a Participant who pays the option exercise price with previously-owned shares of the Company's Common Stock shall automatically be awarded a new stock option to purchase additional shares of Common Stock equal to the number of shares used to pay the exercise price.
         The Plan also allows the Committee to establish procedures for the so-called "cashless exercise" of options by payment of the exercise price using a portion of the shares otherwise receivable upon exercise of the option. Under such procedures, a Participant, to the extent permitted by and subject to the requirements of Rule 16b-3 under the Securities Exchange Act of 1934 ("Exchange Act"), Regulation T issued by the Board of Governors of the Federal Reserve System pursuant to the Exchange Act, federal income tax laws and other federal, state and local tax and securities laws, may exercise an option or portion thereof without making a direct payment of the option exercise price to the Company.
         The Plan authorizes the Committee to grant SARs either singly ("Independent SARs"), in combination with all or a portion of a related stock option ("Combination SARs") or in the alternative ("Alternative SARs"). An SAR is a right to receive a payment equal to the appreciation in market value of a stated number of shares of common stock from the SAR's exercise price to the market value on the date of its exercise.
         A Combination or Alternative SAR may be granted either at the time of the grant of the related stock option or at any time thereafter during the term of the stock option. Combination SARs may be exercised either together with the related stock option or separately. The exercise price of a Combination SAR shall be the exercise price of the related stock option, and a Combination SAR shall be exercisable only to the extent that the related stock option is exercisable. If a Participant exercises a Combination SAR or a related stock option, but not both, the other shall remain outstanding and exercisable. An Alternative SAR shall be exercisable to the extent its related stock option is exercisable, and the exercise price of such an SAR shall be the same as the option price of its related stock option. Upon the exercise of a stock option as to some or all of the shares covered by the award, the related Alternative SAR shall be cancelled automatically to the extent of the number of shares covered by the stock option exercise. Upon exercise of an Alternative SAR, the related stock option shall be automatically cancelled to the extent of such exercise. Unless an award notice provides otherwise, SARs granted in conjunction with stock options shall be Combination SARs.
         The Committee will, with regard to an Independent SAR, determine the number of shares subject to the SAR, the manner and time of the SAR's exercise, and the exercise price of the SAR. However, the exercise price of an Independent SAR will in no event be less than the fair market value of the Common Stock on the date of the grant of the Independent SAR.
         The Plan authorizes the Committee to grant awards in the form of shares of Common Stock, restricted shares of common stock, and common stock units. Such awards will be subject to such terms and conditions as the Committee deems appropriate including, but not by way of limitation, restrictions on transferability and continued employment. During any restricted period, the Committee may grant to the Participant all or any rights of a stockholder with respect to such shares, including the rights to vote and to receive dividends. The Plan gives the Committee the discretion to accelerate the delivery of such awards.
         The Plan allows for the grant of "performance shares." For purposes of the Plan, "performance shares" means either shares of Common Stock of the Company or units which are expressed in terms of common stock of the Company. Such awards will be contingent upon the attainment over a period to be determined by the Committee ("Performance Period") of certain performance or service objectives. Such objectives may be revised by the Committee during the Performance Period to take into account unforeseen events or changed circumstances. The performance or service objectives to be achieved during a Performance Period and the measure of whether and to what degree such objectives have been attained will also be determined by the Committee.
         Awards may also be granted in the form of performance units which are units valued by reference to criteria chosen by the Committee, other than by reference to the Company's Common Stock. Performance units are similar to performance shares in that they are contingently awarded based on the attainment over a Performance Period of certain performance or service objectives. Such objectives may be revised by the Committee during the Performance Period to take into account unforeseen events or changed circumstances. The length of the Performance Period, the performance or service objectives to be achieved during the Performance Period, and the measure of whether and to what degree such objectives have been achieved will be determined by the Committee.
         Awards may be paid in cash,  common stock,  a  combination  of cash and
Common Stock, or any other form of property, and in a lump sum or in installments, as the Committee shall determine. Payment of awards may include such terms and conditions as the Committee may determine, including in the case of awards paid in Common Stock, restrictions on transfer and forfeiture provisions. If an award is granted in the form of Common or restricted stock, stock options, common stock units or performance shares, or in the form of any other stock-based grant, the Committee may include as part of such award an entitlement to receive dividends or dividend equivalents. Dividends or dividend equivalents which are not currently paid may, in the Committee's discretion, accrue interest, be reinvested in additional shares of Common Stock, or be credited as additional performance shares and paid to the Participant if and when, and to the extent that, payment is made pursuant to such award. At the discretion of the Committee, payment of a stock-based award, performance unit, dividend, or dividend equivalent may be deferred by a Participant.
         The Plan provides for the forfeiture of awards in the event of termination of employment for a reason other than death, disability, retirement, or any approved reason, unless the award provides otherwise. The Plan authorizes the Committee to promulgate administrative guidelines for the purpose of determining what treatment will be afforded to a Participant under the Plan in the event of his death, disability, retirement, or termination for an approved reason. Forfeiture is also required if, in the opinion of the Committee, the Participant competes with the Company without its written consent, or if he acts in a manner inimical to the Company's best interests.
         Upon grant of any award, the Committee may, by way of an award notice or otherwise, establish such other terms and conditions governing the grant of such award as are not inconsistent with the Plan. The Committee may unilaterally amend any award if, in the Committee's opinion, such amendment is not adverse to the Participant. The Company may deduct from any payment under the Plan the amount of any applicable income and employment taxes, or may require the Participant to pay such taxes as a condition to making such payment. The Committee may allow the Participant to satisfy this obligation by withholding from any payment of Common Stock due, or by delivering to the Company, shares of Common Stock with a fair market value equal to the amount of the applicable taxes.
         In the event of a Change In Control (as defined in the Plan), a Participant whose employment is terminated within two years of the date of such event, for a reason other than death, disability, Cause (as defined in the
Plan), voluntary resignation for other than Good Reason (as defined in the Plan) or retirement, would be entitled to the following treatment under the Plan: (i) all of the terms and conditions in effect on any of the Participant's outstanding awards would immediately lapse, (ii) all of the Participant's outstanding awards would automatically become one hundred percent vested, (iii) all of the Participant's outstanding stock options, SARs, common stock units, performance shares, and other stock-based awards would be immediately cashed out on the basis of the Change In Control Price (as defined in the Plan), and (iv) all of the Participant's outstanding performance units would be cashed out on the same basis and under the assumption that all performance criteria applicable to Performance Periods completed or partially completed had been satisfied. Such payments would be made as soon as possible, but no later than the 90th day following such event.
         The Plan also provides that upon a Change In Ownership, all Participants, regardless of whether their employment is terminated, would automatically receive the same treatment afforded to a terminated Participant under the Plan in the event of a Change In Control. The Plan defines a Change In Ownership as a change which results in the Company's Common Stock ceasing to be actively traded on the New York Stock Exchange, another national stock exchange or the National Association of Securities Dealers Automated Quotation System.
                  No Award  under the Plan  shall be  subject  in any  manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order), assignment, pledge, or encumbrance, except that, unless the Committee specifies otherwise, all awards of non-qualified stock options or SARs shall be transferable without consideration, subject to all the terms and conditions to which such non-qualified stock options or SARs are otherwise subject, to (i) members of a Participant's immediate family as defined in Rule 16a-1 promulgated under the Exchange Act, or any successor rule or regulation, (ii) trusts for the exclusive benefit of the Participant or such immediate family members or (iii) entities which are wholly-owned by the Participant or such immediate family members, provided that (x) there may be no consideration for any such transfer, and (y) subsequent transfers of transferred options shall be prohibited except those by will or the laws of descent and distribution. Following transfer, any such options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and except as provided in the next sentence, the term "Participant" shall refer to the transferee. The events of termination of employment of Section 16(c) hereof shall continue to be applied with reference to the original Participant and following the termination of employment of the original Participant, the options shall be exercisable by the transferee only to the extent, and for the periods specified in Section 16(c), that the original Participant could have exercised such option. Except as expressly permitted by this paragraph, an Award shall be exercisable during the Participant's lifetime only by him.
                  In the event of  changes  in the  Common  Stock by reason of a
Common Stock dividend, stock split, reverse stock-split or other combination. The Committee will make appropriate adjustments in the aggregate number of shares available under the Plan, the number of shares with respect to which Awards may be granted to any Participant in any fiscal year, and the number of shares, SARs, performance shares, Common Stock units and other stock-based interests subject to outstanding Awards, without, in the case of stock options, causing a change in the aggregate purchase price to be paid therefor.
         Shares available for issuance pursuant to grants made under the Company's 1983 Incentive Stock Option Plan, 1984 Stock Plan and the 1993 Award and Option Plan are nearly exhausted. National's Board of Directors would adopt the Plan because National must maintain its ability to attract, retain and motivate key employees of outstanding ability. The Plan was developed primarily to help National achieve this objective by offering key employees widely-used compensation devices. The Plan is intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National, by increasing the personal stake of those employees in the continued success and growth of National. The recipients of awards will be selected on the basis of their present and potential contribution to the management and development of National's business.
Item 2.  Fees, Commissions and Expenses.
         It is estimated that the expenses to be incurred by National in connection with the herein proposed transaction are as follows:

Fees and Expenses of Counsel                        $  3,000

Fees and expenses of Professional Proxy Solicitors  $ 15,000

Printing and mailing of proxy material and
annual report; and other costs associated with
Annual Meeting                                      $185,000

Miscellaneous                                       $  5,000
                                                    --------

TOTAL                                               $208,000


Item 3.  Applicable Statutory Provisions.
         Sections 6(a) and 7 of the Act are deemed to be applicable to the proposed issuance of Common Stock. Section 12(e) of the Act and Rules 62(d) and 65 are deemed applicable to the solicitation of proxies for the annual meeting of Shareholders.
To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

Item 4.  Regulatory Approval.
         No federal regulatory authority, other than the Securities and Exchange Commission, has jurisdiction over the proposed transaction.
         No state regulatory authority has jurisdiction over the proposed transaction.

Item 5.  Procedure.
         Pursuant to the provisions of Rule 62, the Commission is requested to issue an Order permitting the Declaration to become effective on or before December 13, 1996, with respect to the solicitation of proxies for the holders of National's Common Stock, in order to allow National sufficient time for the preparation, printing and timely mailing of proxy solicitation materials for National's upcoming Annual Meeting of Stockholders. The Commission is requested to issue another Order permitting the Declaration to become effective on February 28, 1997, with respect to the issuance of National's Common Stock, no par value, options therefore, stock appreciation rights, performance units, performance shares and other stock-based compensation.
         National respectfully requests that the Commission's Order herein be entered pursuant to the provisions of Rule 23. If a hearing be ordered, National waives a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agrees that the Division of Corporate Regulation may assist in the preparation of the Commission's decision and requests that there be no waiting period between the issuance of the Commission's Order and the date on which it becomes effective.

Item 6.  Exhibits and Financial Statements.

         The following exhibits are made a part of this declaration:
         (a)  Exhibits
              A-1 Certificate of Incorporation of National, as restated (Incorporated by reference to
                   Exhibit 10-00, Form 10-K for fiscal year ended September 30, 1991 in File No. 1-3880; Exhibit
                   3.1 to Form 10-K for fiscal year ended
                   September 30, 1995 in File No. 1-3880; Exhibit
                   3.2 to Form 10-K for fiscal year ended
                   September 30, 1995 in File No. 1-3880; and
                   Exhibit EX-3(a), Form 10-K for fiscal year ended September 30, 1992 in File No. 1-3880.).

              A-2  Bylaws of the Company, as amended.
                   (Incorporated by reference to Exhibit A-2 in File No. 70-8943.).

              A-3  National  Fuel Gas Company  1997 Award and Option Plan (to be
                   included  as  Exhibit  to  Exhibit   G-1,   the  draft  Proxy
                   Statement).

             *F-1  Opinion of Stryker, Tams & Dill

             *G-1 Draft form of notice and Proxy Statement proposed to be furnished by National to holders of its common stock with respect to solicitation of proxies.

             *G-2  Draft form of Proxy.

              G-3  Proposed notice

---------------
*To be filed by Amendment.


Item 7.  Information as to Environmental Effects.


The proposed transactions outlined herein concern employee benefits contemplated by National and involve no major action which will significantly effect the quality of the human environment.
         No federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed in this Declaration.
                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                  NATIONAL FUEL GAS COMPANY



                                  By /s/P. C. Ackerman
                                     P. C. Ackerman
                                     Senior Vice President



Dated:  December  6, 1996